April 10, 2009

Ms. Lisa L. Griffith
Chief Financial Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237

Re:

      Form 10-K for the Fiscal Year Ended September 30, 2008
      File No. 0-22288

Dear Ms. Griffith:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Hugh West
                            Branch Chief